                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 20)

                    INCOME OPPORTUNITY REALTY INVESTORS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   452926-10-8
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                Robert A. Waldman
                     10670 N. Central Expressway, Suite 600
                               Dallas, Texas 75231
                                 (214) 692-4758
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                  June 16, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting persons's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 452926-10-8
--------------------------------------------------------------------------------

     1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

                 American Realty Trust, Inc., FEI No. 54-0697989

--------------------------------------------------------------------------------

     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)

--------------------------------------------------------------------------------

     3)  SEC Use Only

--------------------------------------------------------------------------------

     4)  Source of Funds (See Instructions)          WC

--------------------------------------------------------------------------------

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

     6)  Citizenship or Place of Organization        Georgia


                  7)       Sole Voting Power              409,935
 Number of        --------------------------------------------------------------
Shares Bene-
 ficially         8)       Shared Voting Power            -0-
 Owned by         --------------------------------------------------------------
Each Report-
ing Person        9)       Sole Dispositive Power         409,935
With              --------------------------------------------------------------

                  10)      Shared Dispositive Power       -0-
                  --------------------------------------------------------------


     11) Aggregate Amount Beneficially Owned by Each Reporting Person    409,935

--------------------------------------------------------------------------------

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

     13) Percent of Class Represented by Amount in Row (11)     26.26%

--------------------------------------------------------------------------------


     14) Type of Reporting Person (See Instructions)          CO

--------------------------------------------------------------------------------

CUSIP No. 452926-10-8
--------------------------------------------------------------------------------

     1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

               Basic Capital Management, Inc., FEI No. 75-2261065

--------------------------------------------------------------------------------

     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)

--------------------------------------------------------------------------------

     3)  SEC Use Only

--------------------------------------------------------------------------------

     4)  Source of Funds (See Instructions)          WC

--------------------------------------------------------------------------------

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

     6)  Citizenship or Place of Organization        Nevada


                  7)       Sole Voting Power              106,802
 Number of        --------------------------------------------------------------
Shares Bene-
 ficially         8)       Shared Voting Power            -0-
 Owned by         --------------------------------------------------------------
Each Report-
ing Person        9)       Sole Dispositive Power         106,802
With              --------------------------------------------------------------

                  10)      Shared Dispositive Power       -0-
                  --------------------------------------------------------------


     11) Aggregate Amount Beneficially Owned by Each Reporting Person    106,802

--------------------------------------------------------------------------------

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

     13) Percent of Class Represented by Amount in Row (11)     6.97%

--------------------------------------------------------------------------------


     14) Type of Reporting Person (See Instructions)          CO

--------------------------------------------------------------------------------

CUSIP No. 452926-10-8
--------------------------------------------------------------------------------

     1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

           Transcontinental Realty Investors, Inc., FEI No. 94-6565852

--------------------------------------------------------------------------------

     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)

--------------------------------------------------------------------------------

     3)  SEC Use Only

--------------------------------------------------------------------------------

     4)  Source of Funds (See Instructions)          WC

--------------------------------------------------------------------------------

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

     6)  Citizenship or Place of Organization        Nevada


                  7)       Sole Voting Power              345,728
 Number of        --------------------------------------------------------------
Shares Bene-
 ficially         8)       Shared Voting Power            -0-
 Owned by         --------------------------------------------------------------
Each Report-
ing Person        9)       Sole Dispositive Power         345,728
With              --------------------------------------------------------------

                  10)      Shared Dispositive Power       -0-
                  --------------------------------------------------------------


     11) Aggregate Amount Beneficially Owned by Each Reporting Person    345,728

--------------------------------------------------------------------------------

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

     13) Percent of Class Represented by Amount in Row (11)    22.57%

--------------------------------------------------------------------------------


     14) Type of Reporting Person (See Instructions)          CO

--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

         This Amendment to Statement on Schedule 13D relates to the shares of Common Stock, par value $0.01 per share (the "Shares") of INCOME OPPORTUNITY REALTY INVESTORS, INC., a Nevada corporation (the "Company" or the "Issuer") and further amends the original Statement on Schedule 13D as amended by Amendment Nos. 1 through 19 thereof (the "Amended Statement") filed by and on behalf of the "Reporting Persons" described below. The principal executive offices of the Company are located at 10670 N. Central Expressway, Suite 600, Dallas, Texas 75231. The CUSIP number of the Shares is 452926-10-8.

         This Amendment No. 20 to Schedule 13D is being filed due to a significant decrease in the total percentage of outstanding Shares owned by the Reporting Persons through June 30, 2000, most of which occurred on June 16, 2000. During the period ended June 30, 2000, the collective beneficial ownership of the Reporting Persons decreased approximately 4.6%. The decrease was due to margin sales by brokers of Shares pledged in margin accounts by ART and BCM.

ITEM 2.  IDENTITY AND BACKGROUND

         Item 2 of the Amended Statement is hereby further amended as follows:

         This Amendment is being filed on behalf of American Realty Trust, Inc., a Georgia corporation ("ART"), Basic Capital Management, Inc., a Nevada corporation ("BCM") and Transcontinental Realty Investors, Inc., a Nevada corporation ("TCI"), each of which have their principal executive offices located at 10670 N. Central Expressway, Suite 600, Dallas, Texas 75231. All of ART, BCM and TCI are collectively referred to as the "Reporting Persons." The Reporting Persons may be deemed to constitute a "person" within the meaning of
Section 13(d) of the Securities Exchange Act of 1934, as amended, because BCM owns approximately 57% of the outstanding securities of ART, and BCM serves as the Advisor to ART and TCI.

         I. ART is a real estate investment company organized and existing as a Georgia corporation engaged in the business of investing in and originating mortgage loans and investing in real estate. ART's principal business activities include investments in real estate and in other business ventures. The name, business address and capacity with ART of each of the executive officers or directors of ART are set forth on Schedule 1 attached hereto. Each of the individuals listed on Schedule 1 is a citizen of the United States of America.

         II. BCM is a corporation organized and existing under the laws of the State of Nevada. BCM's principal business activity is the provision of advisory services for real estate and investment trusts and other real estate entities. The name, business address and capacity with BCM of each of the executive officers or directors of BCM are set forth on
Schedule 2 attached hereto. Each of the individuals listed on Schedule 2 is a citizen of the United States of America.

         III. TCI is a real estate investment company organized and existing under the laws of the State of Nevada. TCI's principal business activity is investment in real estate. The name, business address and capacity with TCI of each of the executive officers or directors of TCI are set forth on Schedule 3 attached hereto. Each of the individuals listed on Schedule 3 is a citizen of the United States of America.

         Individuals whose names are not listed on Schedules 1, 2 or 3 who may have previously been referred to as executive officers or directors of ART, BCM or TCI, respectively in Amendment No. 19 to Schedule 13D no longer occupy those positions, each having resigned or been removed prior to the date of this Amendment.

         (d) During the last five years, none of ART, BCM, TCI, nor any of their respective executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, none of ART, BCM, TCI, nor any of their respective executive officers or directors has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The consideration paid to purchase the Shares described in Item 5 below is from working capital of each of the Reporting Persons and no part of the purchase price is represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Shares. Each of the Reporting Persons have in the past and may in the future, utilized margin accounts with various brokerage firms which accounts may, from time to time, have debit balances and include certain of the Shares. Since other securities are held in such accounts, it may be impracticable at any time to determine the amounts, if any, borrowed with respect to the Shares and interest costs vary with applicable costs and account balances. Certain of the matters reported under Item 5 below are dispositions caused by sales from margin accounts by brokerage firms pursuant to the terms of those account agreements according to such brokerage firms. See also Item 6 below for a description of a loan by TCI to each of ART and BCM.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Item 5 of the Amended Statement is hereby further amended as follows:

         (a) According to the latest information available from the Issuer, as of April 28, 2000, the total number of issued and outstanding Shares was 1,531,674 Shares. As of June 30, 2000, the following Shares were owned directly and beneficially by the Reporting Persons set forth below:


         Name          No. of Shares Owned       Approximate % Class
        ------         -------------------       -------------------
         ART                 409,935                   26.76%
         BCM                 106,802                    6.97%
         TCI                 345,728                   22.57%
                             -------                   -----
      Totals:                862,465                   56.31%
                             =======                   =====


         Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934 (the "Exchange Act"), each of the directors of ART may be deemed to beneficially own the number of Shares owned by ART described above; each of the directors of BCM may be deemed to beneficially own the Shares held directly by BCM; and each of the directors of TCI may be deemed to beneficially own the Shares held directly by TCI. Those individuals and the number of Shares deemed beneficially owned pursuant to Rule 13d-3, and the approximate percent of the class, as well as the relationship, are set forth in the following table:



                                                     No. of Shares                % of
Name of Director                  Entity          Beneficially Owned              Class
----------------                  ------          ------------------              -----
Karl L. Blaha                       ART                 409,935                  26.76%
Roy E. Bode                         ART                 409,935                  26.76%
Collene C. Currie                   ART                 409,935                  26.76%
Cliff Harris                        ART                 409,935                  26.76%
Joseph Mizrachi                     ART                 409,935                  26.76%
Ryan T. Phillips                    BCM                 106,802                   6.97%
Mickey Ned Phillips                 BCM                 106,802                   6.97%
Ted P. Stokely                      TCI                 345,728                  22.57%
R. Douglas Leonhard                 TCI                 345,728                  22.57%
Murray Shaw                         TCI                 345,728                  22.57%
Martin L. White                     TCI                 345,728                  22.57%
Edward G. Zampa                     TCI                 345,728                  22.57%
                                                        -------                  ------

         Total Shares beneficially                      862,465                  56.31%
         owned by Reporting Persons                     =======                  ======
         and individuals listed
         above:

         (b) Each of the directors of ART share voting and dispositive power over the 409,935 Shares held by ART. The directors of BCM have shared voting and dispositive power over the 106,802 Shares held by BCM. Each of the directors of TCI share voting and dispositive power over the 345,728 Shares held by TCI.

         (c) During the 60 calendar days ended June 30, 2000, except for the transactions that are described below, the Reporting Persons and their respective executive officers and directors did not engage in any transaction in the Shares or any other equity interests derivative thereof. The following table sets forth the acquisition and disposition transactions in the Shares that have been effectuated during the 60 days ended June 30, 2000:


                                           No. of
                                           Shares
Reporting                                 Acquired        Price per                  Type of
 Person               Date               (Disposed)         Share                   Transaction
 ------               ----               ----------       ---------                 -----------
  ART               06/01/00                    100         $7.13                Open Market Purchase
  ART               06/13/00                    300         $6.75                Open Market Purchase
  ART               06/15/00                  (400)         $6.50                          *
  ART               06/16/00                  (200)         $3.06                          *
  ART               06/16/00                (1,520)         $3.13                          *
  ART               06/16/00                (7,500)         $3.00                          *
  ART               06/16/00               (17,280)         $2.83                          *
  ART               06/16/00                (4,050)         $3.12                          *
  ART               06/16/00                (8,829)         $3.10                          *
  ART               06/16/00               (12,000)         $3.10                          *
  ART               06/16/00                  (200)         $3.06                          *
  ART               06/19/00                (9,344)         $4.03                          *
  ART               06/19/00                (1,800)         $3.63                          *
  BCM               05/16/00                  4,500         $6.625               Open Market Purchase
  BCM               05/26/00                  2,200         $6.50                Open Market Purchase
  BCM               06/15/00                (5,000)         $4.60                          *
  BCM               06/16/00                (1,000)         $3.25                          *
  BCM               06/16/00                  (400)         $4.13                          *
  BCM               06/16/00                  (200)         $4.00                          *
  BCM               06/16/00                (3,400)         $3.50                          *
  BCM               06/16/00               (10,720)         $2.83                          *
  BCM               06/16/00                   (55)         $3.25                          *
  BCM               06/16/00                (2,700)         $3.10                          *
  BCM               06/16/00                  (400)         $3.10                          *
  BCM               06/19/00                  (500)         $4.38                          *
  BCM               06/19/00                  (500)         $4.25                          *
  BCM               06/19/00                (1,356)         $4.03                          *

----------

     * Under varying circumstances during the period from June 15, 2000, through June 19, 2000, various brokerage firms where Shares were pledged by ART and BCM allegedly foreclosed upon such arrangements and sold for the account of ART or BCM as applicable, certain Shares pledged as indicated by the dispositions set forth above.

         (d) No person other than the Reporting Person or its respective Board of Directors is known to have the right to receive or the power to direct receipt of dividends from, or the proceeds of sale of, the Shares held by each of ART, BCM and TCI, subject to the matters set forth in Item 6 below.

         (e)      Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

         Item 6 of the Amended Statement is hereby further amended to read as follows:

         All 409,935 Shares held by ART and all 106,802 Shares held by BCM at June 30, 2000, have been pledged to TCI to secure separate loans from TCI to ART and BCM pursuant to loan agreements which mature October 20, 2000. Each loan from TCI to ART and BCM bears interest at an annual rate of 15% per annum and is secured by a pledge of all Shares owned by the respective borrower but free and clear of any other claims or encumbrances. The loan documents provide TCI with "springing" proxies covering the Shares, effective only after default to vote the pledged Shares.

         All 345,728 Shares owned by TCI may be deemed to be "collateral" for any borrowings pursuant to a margin account arrangement with Morgan Stanley Dean Witter relating to a brokerage account of TCI. Such arrangement is a standard arrangement involving margin securities of up to a specified percentage of the market value of the Shares, as well as other securities in such account, bears interest at varying rates and contains only standard default and similar provisions, the operation of any of which should not give any other person immediate voting power or investment power over the Shares.

         Except as set forth in the preceding paragraphs, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or losses, or the giving or withholding of proxies.

                                   SIGNATURES

         After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 20 to Statement on Schedule 13D is true, complete and correct.

Dated: July 18, 2000

                                              AMERICAN REALTY TRUST, INC.


                                              By: /s/ Karl L. Blaha
                                                 -------------------------
                                                      Karl L. Blaha, President


                                              BASIC CAPITAL MANAGEMENT, INC.


                                              By: /s/ Karl L. Blaha
                                                 -------------------------
                                                      Karl L. Blaha, President


                                              TRANSCONTINENTAL REALTY INVESTORS,
                                              INC.



                                              By: /s/ Karl L. Blaha
                                                 -------------------------
                                                      Karl L. Blaha, President

                                   SCHEDULE 1

                       EXECUTIVE OFFICERS AND DIRECTORS OF
                           AMERICAN REALTY TRUST, INC.




                                                                                         PRESENT BUSINESS IN
  NAME AND CAPACITY WITH                                                                 WHICH EMPLOYMENT IS
AMERICAN REALTY TRUST, INC.                  BUSINESS ADDRESS                                 CONDUCTED
Karl L. Blaha, Chairman of               10670 N. Central Expressway                   President, Basic
the Board of Directors,                  Suite 300                                     Capital Management,
Chief Executive Officer and              Dallas, Texas 75231                           Inc.
President

Roy E. Bode, Director                    2435 E. F.M. 879                              Vice President for
                                         Palmer, Texas 75152                           Public Affairs,
                                                                                       University of Texas
                                                                                       Southwestern Medical
                                                                                       Center at Dallas

Collene C. Currie, Director              6617 Ridgeview Circle                         Assistant Director,
                                         Dallas, Texas 75240                           Cambridge Technology
                                                                                       Partners (CATP:NASDAQ)

Cliff Harris, Director                   2838 Woodside Street                          President, Energy
                                         Dallas, Texas 75204                           Transfer Group, L.L.C.

Joseph Mizrachi, Director                6971 North Federal Hwy.                       President, PAZ Securities,
                                         Suite 203                                     Inc. and chairman of the board,
                                         Boca Raton, Florida 33487                     third Millenium Properties, Inc.

Thomas A. Holland,                       10670 N. Central Expwy.                       Executive Vice
Executive Vice President                 Suite 600                                     President, Basic
and Chief Financial Officer              Dallas, Texas 75231                           Capital Management,
                                                                                       Inc.

Bruce A. Endendyk,                       10670 N. Central Expwy.                       Executive Vice
Executive Vice President                 Suite 600                                     President, Basic
                                         Dallas, Texas 75231                           Capital Management,
                                                                                       Inc.

David W. Starowicz,                      10670 N. Central Expwy.                       Executive Vice
Executive Vice President -               Suite 600                                     President, Basic
Commercial Asset Management              Dallas, Texas 75231                           Capital Management,
                                                                                       Inc.

Steven K. Johnson,                       10670 N. Central Expwy.                       Executive Vice
Executive Vice President -               Suite 600                                     President, Basic
Residential Asset                        Dallas, Texas 75231                           Capital Management,
Management                                                                             Inc.

Robert A. Waldman, Senior                10670 N. Central Expwy.                       Senior Vice President,
Vice President, Secretary                Suite 600                                     General Counsel and
and General Counsel                      Dallas, Texas 75231                           Secretary, Basic
                                                                                       Capital Management,
                                                                                       Inc.

                                   SCHEDULE 2

                      EXECUTIVE OFFICERS AND DIRECTORS OF

                         BASIC CAPITAL MANAGEMENT, INC.


NAME AND CAPACITY WITH                                                           PRESENT BUSINESS IN
   BASIC CAPITAL                                                                 WHICH EMPLOYMENT IS
  MANAGEMENT, INC.                         BUSINESS ADDRESS                           CONDUCTED

Ryan T. Phillips,                       10670 N. Central Expwy.                 President, Signature
Director                                Sixth Floor                             Asset Management, Inc.
                                        Dallas, Texas 75231

Mickey Ned Phillips,                    264 Rolling Hills Circle                President, Ned Phillips
Director                                Gaffney, SC 29340                       Construction Company

Karl L. Blaha, President                10670 N. Central Expwy.                 President, Basic Capital
                                        Suite 300                               Management, Inc.
                                        Dallas, Texas 75231

Thomas A. Holland,                      10670 N. Central Expwy.                 Executive Vice
Executive Vice President                Suite 600                               President, Basic Capital
and Chief Financial                     Dallas, Texas 75231                     Management, Inc.
Officer

Clifford C. Towns, Jr.,                 10670 N. Central Expwy.                 Executive Vice
Executive Vice President                Suite 600                               President, Basic Capital
- Finance                               Dallas, Texas 75231                     Management, Inc.

Bruce A. Endendyk,                      10670 N. Central Expwy.                 Executive Vice
Executive Vice President                Suite 600                               President, Basic Capital
                                        Dallas, Texas 75231                     Management, Inc.

David W. Starowicz,                     10670 N. Central Expwy.                 Executive Vice
Executive Vice President                Suite 600                               President, Basic Capital
- Commercial Asset                      Dallas, Texas 75231                     Management, Inc.
Management

Steven K. Johnson,                      10670 N. Central Expwy.                 Executive Vice
Executive Vice President                Suite 600                               President, Basic Capital
- Residential Asset                     Dallas, Texas 75231                     Management, Inc.
Management

Cooper B. Stuart,                       10670 N. Central Expwy.                 Executive Vice
Executive Vice President                Suite 600                               President, Basic Capital
                                        Dallas, Texas 75231                     Management, Inc.

Robert A. Waldman,                      10670 N. Central Expwy.                 Senior Vice President,
Senior Vice President,                  Suite 600                               General Counsel and
Secretary and General                   Dallas, Texas 75231                     Secretary, Basic Capital
Counsel                                                                         Management, Inc.

                                   SCHEDULE 3

                       EXECUTIVE OFFICERS AND DIRECTORS OF

                     TRANSCONTINENTAL REALTY INVESTORS, INC.



NAME AND CAPACITY WITH
TRANSCONTINENTAL REALTY                                                         PRESENT BUSINESS IN WHICH
   INVESTORS, INC.                       BUSINESS ADDRESS                        EMPLOYMENT IS CONDUCTED
Ted P. Stokely, Chairman                 10670 N. Central                        General Manager, Minority
of the Board of Directors                Expressway                              and Elderly Housing
                                         Suite 515                               Assistance Foundation,
                                         Dallas, Texas 75231                     Inc.

R. Douglas Leonhard,                     13230 Hunters Lark                      Retired.
Director                                 San Antonio, Texas 78230

Murray Shaw, Director                    3713 Ebony Hollow Pass                  Chairman of the Board of
                                         Austin, Texas 78745                     Stephen F. Austin
                                                                                 University

Matin L. White, Director                 8051 Coach Drive                        Chairman of the Board and
                                         Oakland, California 94605               Chief Executive Officer of
                                                                                 Community Based
                                                                                 Developers, Inc.

Edward G. Zampa                          No. Fifty Osgood Place                  General Partner, Edward G.
                                         Suite 110                               Zampa & Company
                                         San Francisco, California
                                         94133

Karl L. Blaha, President                 10670 N. Central                        President, Basic Capital
                                         Expressway                              Management, Inc.
                                         Suite 600
                                         Dallas, Texas 75231

Thomas A. Holland,                       10670 N. Central                        Executive Vice President,
Executive Vice President                 Expressway                              Basic Capital Management,
and Chief Financial                      Suite 600                               Inc.
Officer                                  Dallas, Texas 75231

Bruce A. Endendyk,                       10670 N. Central                        Executive Vice President,
Executive Vice President                 Expressway                              Basic Capital Management,
                                         Suite 600                               Inc.
                                         Dallas, Texas 75231

David W. Starowicz,                      10670 N. Central                        Executive Vice President,
Executive Vice President -               Expressway                              Basic Capital Management,
Commercial Asset                         Suite 600                               Inc.
Management                               Dallas, Texas 75231

Steven K. Johnson,                       10670 N. Central                        Executive Vice President,
Executive Vice President -               Expressway                              Basic Capital Management,
Residential Asset                        Suite 600                               Inc.
Management                               Dallas, Texas 75231

Robert A. Waldman, Senior                10670 N. Central                        Senior Vice President,
Vice President, Secretary                Expressway                              General Counsel and
and General Counsel                      Suite 600                               Secretary, Basic Capital
                                         Dallas, Texas 75231                     Management, Inc.